Mail Stop 4561

January 12, 2007

J.P. Causey, Jr., Esq.
Executive Vice President, Secretary
  & General Counsel
Chesapeake Corporation
James Center II
1021 East Cary Street
Richmond, VA 23219

> **Re:** **Chesapeake Corporation**
> **Post-Effective Amendment No. 1 on Form S-3**
> **Filed September 29, 2006**
> **File No. 333-126059**
>
> **Form 10-K for the Fiscal Year Ended January 1, 2006**
> **Form 10-Q for the Quarter Ended April 2, 2006**
> **Form 10-Q for the Quarter Ended July 2, 2006**
> **Form 10-Q for the Quarter Ended October 1, 2006**
> **File No. 001-03203**

Dear Mr. Causey:

We have completed our review of your Form 10-K and related filings and do not, at this
time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief